UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

NextNav Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
65345N 106
(CUSIP Number)
May 14, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)
___________________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 65345N 106
1	NAMES OF REPORTING PERSONS
FINCO I Intermediate Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
14,178,054 shares Refer to Item 4 below.

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
14,178,054 shares Refer to Item 4 below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,178,054 shares Refer to Item 4 below.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.75% Refer to Item 4 below.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1
The percentages reported in this Schedule 13G are based upon 120,700,334 shares of common stock outstanding as of May 3, 2024 (according to the issuer’s Form 10-Q as filed with the Securities and Exchange Commission on May 8, 2024).

CUSIP NO. 65345N 106
1	NAMES OF REPORTING PERSONS
FINCO I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
14,178,054 shares Refer to Item 4 below.

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
14,178,054 shares Refer to Item 4 below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,178,054 shares Refer to Item 4 below.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.75% Refer to Item 4 below.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1
The percentages reported in this Schedule 13G are based upon 120,700,334 shares of common stock outstanding as of May 3, 2024 (according to the issuer’s Form 10-Q as filed with the Securities and Exchange Commission on May 8, 2024).

CUSIP NO. 65345N 106
1	NAMES OF REPORTING PERSONS
FIG Parent, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
14,178,054 shares Refer to Item 4 below.

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
14,178,054 shares Refer to Item 4 below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,178,054 shares Refer to Item 4 below.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.75% Refer to Item 4 below.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1
The percentages reported in this Schedule 13G are based upon 120,700,334 shares of common stock outstanding as of May 3, 2024 (according to the issuer’s Form 10-Q as filed with the Securities and Exchange Commission on May 8, 2024).

CUSIP NO. 65345N 106
1	NAMES OF REPORTING PERSONS
Foundation Holdco LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
14,178,054 shares Refer to Item 4 below.

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
14,178,054 shares Refer to Item 4 below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,178,054 shares Refer to Item 4 below.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.75% Refer to Item 4 below.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1
The percentages reported in this Schedule 13G are based upon 120,700,334 shares of common stock outstanding as of May 3, 2024 (according to the issuer’s Form 10-Q as filed with the Securities and Exchange Commission on May 8, 2024).

CUSIP NO. 65345N 106
1	NAMES OF REPORTING PERSONS
FIG Buyer GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
14,178,054 shares Refer to Item 4 below.

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
14,178,054 shares Refer to Item 4 below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,178,054 shares Refer to Item 4 below.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.75% Refer to Item 4 below.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1
The percentages reported in this Schedule 13G are based upon 120,700,334 shares of common stock outstanding as of May 3, 2024 (according to the issuer’s Form 10-Q as filed with the Securities and Exchange Commission on May 8, 2024).

EXPLANATORY NOTE

The securities reported herein may be deemed to be indirectly beneficially owned by Fortress Investment Group LLC (“Fortress Investment Group”).  Fortress Investment Group and certain of its affiliates (the “Other Fortress Entities”, and together with Fortress Investment Group, “Fortress”) filed a Schedule 13G on November 8, 2021 (the “Initial Fortress Schedule 13G”).  On May 14, 2024, pursuant to an internal reorganization (the “Internal Reorganization”) consummated in connection with a series of transactions involving Fortress management, Mubadala Investment Company (“Mubadala”) and SoftBank Group Corp., in which Fortress management and a consortium led by Mubadala’s wholly owned asset management subsidiary Mubadala Capital, indirectly acquired all of the economic interest in Fortress Investment Group (the “Mubadala Transaction”), the Reporting Persons (as defined below) may be deemed to have acquired beneficial ownership of the securities beneficially owned by Fortress Investment Group at the time of the Mubadala Transaction reported herein.  This Statement represents an initial Schedule 13G filed by the Reporting Persons with respect to their beneficial ownership of the securities reported herein.  The Other Fortress Entities have separately filed a Schedule 13G reporting their beneficial ownership in Issuer (as defined below) securities.  The Reporting Persons intend to file any future required Schedule 13G amendments jointly with the Other Fortress Entities.

Item 1(a)	Name of Issuer

The name of the issuer is NextNav Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The Issuer’s principal executive offices are located at: 1775 Tysons Blvd., 5th Floor McLean, Virginia 22102.

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	FINCO I Intermediate Holdco LLC, a Delaware limited liability company (“FINCO I IH”), is the sole member of Fortress Investment Group.

(ii)	FINCO I LLC, a Delaware limited liability company, is the sole member of FINCO I IH.

(iii)	FIG Parent, LLC, a Delaware limited liability company (“FIG Parent”), is the sole member of FINCO I LLC.

(iv)	Foundation Holdco LP, a Delaware limited partnership (“Foundation Holdco”), is the sole member of FIG Parent.

(v)	FIG Buyer GP, LLC, a Delaware limited liability company (“FIG Buyer”), is the general partner of Foundation Holdco.

The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached as Exhibit A hereto.

Item 2(b)	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of the Reporting Persons is: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Item 2(c)	Citizenship

See Item 4 of each of the cover pages.

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share.

Item 2(e)	CUSIP No.

65345N 106
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.
Item 4.	Ownership
(a)	Amount Beneficially Owned:

See Item 9 of each of the cover pages.

(b)	Percent of Class:

See Item 11 of each of the cover pages.

(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or direct the vote:

See Item 5 of each of the cover pages.

(ii)	Shared power to vote or direct the vote:

See Item 6 of each of the cover pages.

(iii)	Sole power to dispose or direct the disposition:

See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or direct the disposition:

See Item 8 of each of the cover pages.

Item 5.	`Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 24, 2024

FINCO I INTERMEDIATE HOLDCO LLC

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FINCO I LLC

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FIG PARENT, LLC

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FOUNDATION HOLDCO LP
By:	FIG Buyer GP, LLC, its general partner

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FIG BUYER GP, LLC

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary